September 20, 2024

Michael L. Hurley
Chief Executive Officer
Magnolia Bancorp, Inc.
2900 Clearview Pkwy.
Metairie, LA 70006

       Re: Magnolia Bancorp, Inc.
           Registration Statement on Form S-1
           Filed August 27, 2024
           File No. 333-281796
Dear Michael L. Hurley:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
2. Please also include an organizational chart depicting your organizational structure and ownership before and after the reorganization. Please include the anticipated purchases of the ESOP in the post reorganization chart.
 September 20, 2024
Page 2
Summary
Business Strategy, page 2

3.     We note your disclosure on page 2 that you intend to    moderately
increase    both your
       commercial real estate (   CRE   ) and your multifamily loan portfolios,
as well as your
       disclosure on pages 15 and 16 that your intent to increase these portfolios involves credit risks that could adversely affect your financial condition and results of operations. Please revise your disclosures to further describe the specific risks referenced on pages 15 and
       16, as well as your plans, policies and procedures that you have implemented or intend to implement to manage those risks.
Risk Factors
Our loan portfolio has declined in recent years, and there can be no assurance that we will achieve our plans to grow in size, page 14

4. We note your disclosure that your net loans receivable have decreased in recent periods.
       Please revise this risk factor to disclose the risks that you will be subject to should this trend continue.
Our intent to increase our commercial real estate loan portfolio involves credit risks, page 15

5. Revise this risk factor to discuss, as appropriate, the factors that impact the current greater
       New Orleans metropolitan area. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to increase your commercial real estate loan portfolio. Make appropriate changes to your management's discussion, competition section and/or risk factors based on your response.
Our largest depositor held 24% of our total deposits at June 30, 2024, page 21

6. We note your disclosure here regarding the percentage of your total deposits that are held by your largest depositor. We also note your disclosures on pages F-18 and F-44 regarding "Deposits with Related Parties and Concentrations." Please clarify in this risk factor if the largest depositor you refer to here is also a related party. If so, please identify the related party as the amount appears to be material to your business. We have identified material weaknesses in our internal control over financial reporting with respect to various matters, page 25

7. Revise this risk to disclose the risks associated with failing to adequately remediate the risks you have identified or advise.
Pro Forma Data, page 40

8. We note your tabular presentation of pro forma data at or for the year ended December 31,
       2023 on page 43. Please ensure, and revise accordingly, the mathematical accuracy of the subtotal and total amounts presented in these tables. As an example, we note that the sum and calculation of amounts from historical net income to pro forma net income do not appear to foot to the exact amount.
 September 20, 2024
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Strategy, page 45

9. We note your disclosure on page 2 that at June 30, 2024, $295,000, or 0.9%, of your total loan portfolio consisted of multi-family residential loans, as well as your disclosure on page 46 that at June 30, 2024, $295,000, or 0.9%, of your total loan portfolio consisted of
       CRE loans. Please revise your disclosure on page 46 to clarify, if true, that the $295,000 represent multi-family loans.
Internal Control Over Financial Reporting, page 47

10. We note your disclosure on page 48 that the material weaknesses you identified resulted in certain non-interest expenses incurred in 2022 that related to a loss of vault cash and a write-off related to your data processing conversion. Please tell us if these expenses represented error corrections and, if so, revise your filing as necessary. Refer to ASC 250-
       10-50.
Sources of Funds
Deposits, page 74

11.    We note your disclosure in footnote (a) to the table presented on page
74. Please clearly
       disclose the amount of your brokered deposits as of each of the periods presented. In addition, please revise your filing to include discussion of the following:
           any related impacts the brokered deposits have on your funding costs and/or net interest margin;
           to the extent applicable, whether you have policies or internal limits regarding concentrations in brokered deposits and/or uninsured deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the periods presented;
           how brokered deposits fit into your deposit gathering business strategy;
           any risks associated with relying on brokered deposits as a source of your deposit base; and
           any risks related to highly rate-sensitive brokered deposits, if applicable, and how you manage these risks.
Management
Board of Directors of Magnolia Bancorp and Mutual Savings and Loan Association, page 89

12. We note your disclosure on page 89 that "[you] have determined that directors Andressen,
       Burkhalter and Manson are independent directors as defined in the rules of the Nasdaq
       Stock Market." Please revise your disclosure to clarify what an independent director is.
New Stock Benefit Plans, page 95

13. We note your disclosure that you anticipate your employee stock ownership plan will purchase 8.0% of the common stock issued in the conversion. Please file the plan as an exhibit to this registration statement.
 September 20, 2024
Page 4
Statements of Financial Condition, page F-1

14.    We note the designation of your retained earnings as    substantially
restricted    and that
       similar designation is not included in your statements of financial condition as of
       December 31, 2023 and December 31, 2022 on page F-25. Please revise your filing to
       define the term    substantially restricted.    In addition, please
describe the nature of such
       restrictions and, if true, why such restrictions did not exist as of December 31, 2023 or
       December 31, 2022.
Notes to Financial Statements (Unaudited)
Note 4. Advances from Federal Home Loan Bank (FHLB), page F-18

15. We note your disclosure that $850,000 in advances from the FHLB matured in August
       2024. Please revise your disclosures, including the liquidity and capital resources section on page 60 and subsequent events on page F-51, to clarify if these amounts were repaid on their maturity date and to discuss any impacts of the repayment on the Company's liquidity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shannon Davis at 202-551-6687 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Eric Envall at 202-551-3234 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Gerald F. Heupel, Jr., Esq.